Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of
Entrée Resources Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Entrée Resources Ltd. (the “Company” as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficiency, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“COSO”) and our report dated March 31, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
We have served as the Company’s auditor since 1997.

/s/ Davidson & Company LLP
Vancouver, Canada	Chartered Professional Accountants
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of
Entrée Resources Ltd.
Opinion on Internal Control over Financial Reporting
We have audited Entrée Resources Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, because of the effect of material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficiency, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes and our report dated March 31, 2023 expressed an unqualified opinion thereon.
A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: insufficient documentation regarding review processes over period end financial disclosure, reporting, and monitoring processes.
This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, and this report does not affect our report dated March 31, 2023, on such financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting included in the accompanying Form 40-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Davidson & Company LLP
Vancouver, Canada	Chartered Professional Accountants
March 31, 2023

Entrée Resources Ltd.
Consolidated Statements of Financial Position
As at December 31, 2022 and 2021

(expressed in thousands of U.S. dollars, except where indicated)

	Note	December 31, 2022	December 31, 2021

Assets

Current assets

Cash and cash equivalents		$ 6,409	$ 7,090

Receivables and prepaid expenses		158	157

Prepaid licence fees		96	153

Deposits		12	12

		6,675	7,412

Non-current assets

Property and equipment	5	523	128

Oyu Tolgoi assets	6	295	239

		818	367

Total assets		$ 7,493	$ 7,779

Liabilities

Current liabilities

Accounts payable and accrued liabilities	17	$ 227	$ 101

Current portion of lease liabilities	7	100	99

		327	200

Non-current liabilities

Lease liabilities	7	449	-

Loan payable to Oyu Tolgoi LLC	8	11,139	10,262

Deferred revenue	9	53,112	52,419

		64,700	62,681

Total liabilities		65,027	62,881

Shareholders’ deficiency
Share capital	10	182,668	179,515

Reserves		22,509	22,728

Accumulated other comprehensive income (loss)		2,018	(1,677)

Deficit		(264,729)	(255,668)

Total shareholders’ deficiency		(57,534)	(55,102)

Total liabilities and shareholders’ deficiency		$ 7,493	$ 7,779
Nature of operations
(Note 1)
Commitments and contingencies
(Note 16)
Subsequent events
(Note 18)
The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2022, 2021 and 2020

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2022	2021	2020

Expenses

Project expenditures	12	$504	$502	$214

General and administrative	10	1,925	1,605	1,430

Share-based compensation	10,17	997	735	538

Depreciation	5	124	118	98

Operating loss		3,550	2,960	2,280

Foreign exchange loss (gain)		532	(30)	(193)

Interest income		(147)	(25)	(80)

Interest expense	8	369	365	338

Loss from equity investee	6	509	235	186

Finance costs		60	15	19

Deferred revenue finance costs	9	4,188	4,035	3,450

Loss for the year		9,061	7,555	6,000

Other comprehensive (gain) loss

Foreign currency translation		(3,695)	156	1,114

Total comprehensive loss		$5,366	$7,711	$7,114

Net loss per common share

Basic and fully diluted		$(0.05)	$(0.04)	$(0.03)

Weighted average number of common shares outstanding

Basic and fully diluted (000’s)		197,118	188,658	178,612

Total common shares issued and outstanding (000’s)	10	198,135	192,688	186,530
The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.
Consolidated Statements of Changes in Shareholders’ Deficiency
For the years ended December 31, 2022, 2021, and 2020

(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total

Balance at December 31, 2021		192,688	$179,515	$22,728	$(1,677)	$(255,668)	$(55,102)

Loss and comprehensive income		-	-	-	3,695	(9,061)	(5,366)

Share-based compensation	10	-	-	997	-	-	997

Issuance of share capital – share options	10	1,112	584	(428)	-	-	156

Issuance of share capital – deferred share units	10	220	107	(107)	-	-	-

Issuance of share capital – warrants	10	4,115	2,462	(681)	-	-	1,781

Balance at December 31, 2022		198,135	$182,668	$22,509	$2,018	$(264,729)	$(57,534)

Balance at December 31, 2020		186,530	$176,221	$23,205	$(1,521)	$(248,113)	$(50,208)

Loss and comprehensive loss		-	-	-	(156)	(7,555)	(7,711)

Share-based compensation		-	-	735	-	-	735

Issuance of share capital – share options		1,595	539	(451)	-	-	88

Issuance of share capital – warrants		4,563	2,755	(761)	-	-	1,994

Balance at December 31, 2021		192,688	$179,515	$22,728	$(1,677)	$(255,668)	$(55,102)

Balance at December 31, 2019		175,470	$173,095	$22,445	$(407)	$(242,113)	$(46,980)

Loss and comprehensive loss		-	-	-	(1,114)	(6,000)	(7,114)

Share-based compensation		-	-	538	-	-	538

Issuance of share capital – private placement		10,278	2,912	401	-	-	3,313

Issuance of share capital – share options		782	299	(179)	-	-	120

Share issuance costs		-	(85)	-	-	-	(85)

Balance at December 31, 2020		186,530	$176,221	$23,205	$(1,521)	$(248,113)	$(50,208)
The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2022	2021	2020

Cash flows used in operating activities

Net loss		$(9,061)	$(7,555)	$(6,000)

Items not affecting cash:

Depreciation	5	124	118	98

Share-based compensation	10	997	735	538

Loss from equity investee	6	509	235	186

Interest expense	8	369	365	335

Finance cost, net		62	6	19

Unrealized foreign exchange loss (gains)		372	(48)	(167)

Deferred revenue finance costs	9	4,188	4,035	3,450

Other		-	9	-

		(2,440)	(2,100)	(1,541)

Changes in non-cash operating working capital:

Increase in receivables and prepaids		(1)	(27)	(8)

Increase (decrease) in accounts payable and accrued liabilities		126	(25)	53

		(2,315)	(2,152)	(1,496)

Cash flows used in investing activities

Purchase of equipment	5	-	(33)	-

		-	(33)	-

Cash flows from financing activities

Repayment of lease liability	7	(71)	(88)	(118)

Proceeds from issuance of common shares – share options	10	155	88	120

Proceeds from issuance of common shares – warrants	10	1,781	1,994	-

Proceeds from issuance of common shares – private placement	10	-	-	3,313

Share issuance costs		-	-	(85)

		1,865	1,994	3,230

(Decrease) increase in cash and cash equivalents		(450)	(191)	1,734

Cash and cash equivalents - beginning of year		7,090	7,260	5,380

Effect of exchange rate changes on cash and cash equivalents		(231)	21	146

Cash and cash equivalents - end of year		$6,409	$7,090	$7,260

Cash and cash equivalents is represented by:

Cash		$3,159	$7,051	$7,226

Cash equivalents		3,250	39	34

Total cash and cash equivalents		$6,409	$7,090	$7,260
The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations
Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the development and exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi JV Property in Mongolia (Note 6).
The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and its common shares also trade in the United States on the
Over-the-Counter
OTCQB Venture Market (“OTCQB”) under the symbol “ERLFF”.
The Company’s registered office is at Suite 2900, 550 Burrard Street, Vancouver, BC, V6C 0A3, Canada.
All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars (“C$”).
These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates it has adequate financial resources to satisfy its obligations over the next 12 month period and beyond.

2	Basis of presentation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).
These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available information about the future, which is at least, but is not limited to, twelve months from December 31, 2022.
The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 30, 2023.

3	Use of estimates and judgements
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.
Significant estimates and judgements used in the preparation of these consolidated financial statements include: determination of functional currencies; recoverable amount of property and equipment; title to mineral properties; share-based compensation; and income taxes. Estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of functional currencies
The determination of the Company’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each individual entity within the group. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of each entity.

b)	Income taxes
The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s statement of financial position and results of operations.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not to be able to benefit from these tax losses and temporary differences. Changes in the timing of project completion, economic conditions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the consolidated financial statements.

c)	Share-based compensation
The Company uses the Black-Scholes option pricing model for the valuation of share-based compensation. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and reserves.

d)	COVID-19
In March 2020, the World Health Organization declared coronavirus
COVID-19
a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations and the timing of proposed transactions at this time.

4	Significant accounting policies
The accounting policies set out below have been applied consistently by the Company and all of its wholly owned subsidiaries and to all periods presented in these consolidated financial statements.

a)	Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are Entrée LLC and Entrée Resources LLC.
Wholly owned subsidiaries are entities in which the Company has direct or indirect control, where control is defined as the investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. All intercompany transactions and balances have been eliminated on consolidation.

b)	Foreign currency translation
The functional currency of Entrée Resources Ltd. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the statement of financial position date while non-monetary
assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss. The functional currency of Entrée Resources Ltd.’s significant subsidiaries is the United States dollar. Upon translation into Canadian dollars for consolidation, assets and liabilities are translated at the exchange rate in effect at the statement of financial position date. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss.
The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end
exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholders’ deficiency as accumulated other comprehensive loss / income.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

c)	Financial instruments
Classification
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument
basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.
The following table shows the classification of the Company’s financial instruments:

Financial assets / liabilities	Classification

Cash and cash equivalents	Amortized cost

Receivables	Amortized cost

Deposits	Amortized cost

Accounts payable and accrued liabilities	Amortized cost

Lease liabilities	Amortized cost

Loan payable to Oyu Tolgoi LLC	Amortized cost
Measurement
Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.
Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss / income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss.
Financial assets at FVTOCI
Financial assets at FVTOCI are initially recorded at fair value adjusted for transaction costs. Dividends are recognized as income in the consolidated statements of comprehensive loss / income unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive loss / income and are never reclassified to profit or loss.
Impairment
An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.
In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.
Derecognition
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss / income.

d)	Cash and cash equivalents
Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

e)	Exploration and evaluation assets
All direct costs related to the acquisition of mineral property interest are capitalized in
the period incurred.
Exploration and evaluation costs are charged to profit or loss in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are considered for capitalization.

f)	Property, plant and equipment
Mineral property interests and mine development costs
All exploration and evaluation expenditures and property maintenance costs incurred for projects outside the boundary of a known mineral deposit containing proven and probable reserves are expensed as incurred to the date of establishing that property costs are economically recoverable.
Development expenditures are those incurred subsequent to the establishment of economic recoverability and after a number of key development and milestones have been achieved. These milestones include obtaining sufficient financial resources, permits, and licenses to develop the mineral property. Development costs are capitalized and included in the carrying amount of the related property.
Mineral property and mine development costs capitalized are amortized using the units-of-production
method over the estimated life of the proven and probable reserves.
Plant and equipment
Items of plant and equipment are recorded at cost less accumulated depletion and amortization. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management, including estimated decommissioning and restoration costs and, where applicable, borrowing costs. If significant parts of an item of plant and equipment have different useful lives, then they are accounted for as separate items (major components) of plant and equipment.
Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.
No depletion and amortization is recorded until the asset is substantially complete and available for its intended use.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Impairment of
non-current
assets
The Company reviews the carrying amounts of its
non-financial
assets every reporting period. If there is any indication that the assets or cash-generating unit (“CGU”) may not be fully recoverable, the recoverable amount of the asset or CGU is estimated in order to determine the extent of the impairment loss, if any.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or CGU are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

g)	Long-term investments
Long-term investments in companies in which the Company has voting interests of 20% or more or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the long-term investment accounts.

h)	Decommissioning obligations
The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.
Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of comprehensive loss / income.

i)	Other provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

j)	Taxation
Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statements of comprehensive loss / income except to the extent that they relate to items recognized directly in equity or in other comprehensive loss / income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.
The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine
plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.
Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.
The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

k)	Share-based compensation
The Company’s stock option plan allows the Company’s directors, officers, employees, and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based compensation expense with a corresponding increase in reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Where options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to profit or loss. Compensation expense for share options granted to non-employees
is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees
is
re-measured
on each statement of financial position date.
At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of options that are expected to vest. In situations where equity instruments are issued to non-employees
and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based compensation. Otherwise, share-based compensation is measured at the fair value of goods or services received.

l)	Deferred share units
The Company has established a deferred share unit plan under which deferred share units (“DSUs”) are granted to directors and officers of the Company as part of long-term incentive compensation. DSUs are classified as equity settled share-based payment transactions as the participants will receive either common shares of the Company or payment of cash, or any combination of the foregoing, as determined by the Company in its sole discretion, following a redemption event. As such, the Company recognizes the expense based on the quoted market price of the Company’s common shares at the grant date and a corresponding increase in equity for the eventual redemption when the DSUs are issued.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

m)	Loss per share
Basic loss per share is computed by dividing net loss attributable to common shares by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average common shares outstanding are increased to include additional shares for the assumed exercise of share options and share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding share options and equity settled instruments were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

n)	Related party transactions
Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

o)	Right-of-use assets and lease liability
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.
As a lessee, the Company recognizes a
right-of-use
asset and a lease liability at the commencement date of a lease. The right-of-use
asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.
The
right-of-use
asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use
asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.
The Company has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value
assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

p)	Warrants issued in equity financing transactions
The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each equity financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are valued based on the relative fair value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based
payments.

q)	Standards issued or amended but not yet effective
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
– the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

5	Property and equipment

	Office equipment	Computer equipment	Buildings	Right-of-use assets	Total

Cost

Balance, January 1, 2020	$53	$114	$44	$341	$552

Foreign exchange	1	4	1	4	10

Balance, December 31, 2020	54	118	45	345	562

Additions	-	33	-	-	33

Disposals	(3)	(123)	-	-	(126)

Foreign exchange	1	2	1	2	6

Balance at December 31, 2021	52	30	46	347	475

Additions	-	-	-	482	482

Foreign exchange	(3)	-	(3)	(6)	(12)

Balance at December 31, 2022	$49	$30	$43	$823	$945

Accumulated depreciation

Balance, January 1, 2020	$(23)	$(103)	$(18)	$(92)	$(236)

Depreciation	(6)	(4)	(5)	(83)	(98)

Foreign exchange	-	(3)		(5)	(8)

Balance, December 31, 2020	(29)	(110)	(23)	(180)	(342)

Disposals	3	110	-	-	113

Depreciation	(7)	(6)	(6)	(99)	(118)

Foreign exchange	1	(1)	-	-	-

Balance at December 31, 2021	(32)	(7)	(29)	(279)	(347)

Depreciation	(5)	(8)	(9)	(102)	(124)

Foreign exchange	4	-	8	37	49

Balance at December 31, 2022	$(33)	$(15)	$(30)	$(344)	$(422)

Net book value

January 1, 2021	$25	$8	$22	$165	$220

December 31, 2021	$20	$23	$17	$68	$128

December 31, 2022	$16	$15	$13	$479	$523

6	Oyu Tolgoi assets
Entrée/Oyu Tolgoi JV Property
The Company has a carried 20% participating joint venture interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating joint venture interest (depending on the depth of mineralization) in the surrounding land package located in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources and Petroleum Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In October 2004, the
Company
entered into an
arm’s-length
Equity Participation and
Earn-In
Agreement (the
“Earn-In
Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the
Earn-In
Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the
Earn-In
Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.
On June 30, 2008, OTLLC gave notice that it had completed its earn-in
obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface
depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the
Earn-In
Agreement, the Company and OTLLC formed a joint venture (the “Entrée/Oyu Tolgoi JV”) on terms annexed to the
Earn-In
Agreement (the “JVA”).
The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 8).
The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the “Oyu Tolgoi Investment Agreement”) between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.
As of December 31, 2022, the Entrée/Oyu Tolgoi JV had expended approximately $38.2 million (December 31, 2021 - $35.7 million; December 31, 2020 - $34.2 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).
Investment – Entrée/Oyu Tolgoi JV Property
For accounting purposes, the Company treats its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.
The Company’s share of the loss of the joint venture was $0.5 million for the year ended December 31, 2022 (December 31, 2021 - $0.2 million; December 31, 2020 - $0.2 million). The joint venture has nominal current assets and liabilities, approximately $0.3 million of non-current
assets and approximately $38.2 million of
non-current
liabilities. The loss for the joint venture for the year ended December 31, 2022 was $2.5 million (2021 – $1.2 million; 2020 – $1.2 million).
The Entrée/Oyu Tolgoi JV investment carrying value at December 31, 2022 was $0.3 million (December 31, 2021 - $0.2 million) and was recorded in Oyu Tolgoi assets in the statement of financial position.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

7	Leases
Lease liability

	December 31, 2022	December 31, 2021

Lease liability	$ 549	$ 99

Less: current portion	(100)	(99)

Long-term portion	$ 449	$ -
Undiscounted lease payments

	December 31, 2022	December 31, 2021

Less than one year	$ 176	$ 97

One to five years	675	-

	$ 851	$ 97
In March 2022, the Company renewed its existing office lease for an additional 5 year period and calculated the right-of-use
asset and lease liability as $0.6

m
illion based on the net present value of the future lease payments over the term of the lease using a discount rate of 10%.
Interest expense on the lease liability amounted to $0.08 million for the year ended December 31, 2022 (2021 - $0.01 million, 2020 - $0.02 million). During the year ended December 31, 2022, lease payments made amounted to $0.18 million (2021 - $0.16 million
,

2020 - $0.16 million).

8	Loan payable to Oyu Tolgoi LLC
Under the terms of the Entrée/Oyu Tolgoi JV (Note 6), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan is non-recourse
and will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.
During the year ended December 31, 2022, the Company recorded interest expense of $0.4 million in connection with the loan (2021 - $0.4 million, 2020 - $0.3 million).

9	Deferred revenue
In February 2013, the Company entered into an equity participation and funding agreement (the “2013 Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) whereby Sandstorm provided an upfront deposit (the “Deposit”) of $40.0 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.
On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the “Refund”) in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the “Amended Sandstorm

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Agreement”). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.
Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).
This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.
Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive
10-year
extensions at the discretion of Sandstorm.
In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90 th
day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a “control person” under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a “control person”, the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.
In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.
For accounting purposes, the Deposit is accounted for as deferred revenue on the statement of financial position and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to U.S. dollars at each reporting period.
The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On
March
1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.
The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%. For the year ended December 31, 2022, the deferred revenue balance totaled $4.2 million (2021 - $4.0 million, 2020 - $3.5 million).

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

10	Share capital

a)	Common shares
The Company’s authorized share capital consists of unlimited common shares without par value. At December 31, 2022, the Company had 198,134,931 (December 31, 2021 – 192,687,906
)
shares issued and outstanding.

b)	Net loss per common share
Net loss per common share is computed by dividing net loss attributable to common shares by the weighted average number of common shares outstanding during the reporting period. All share options and equity settled instruments outstanding at each period end have been excluded from the weighted average common share calculation as they are anti-dilutive.

c)	Private placement
On September 14, 2020, the Company closed a
non-brokered
private placement issuing 10,278,000 units at a price of C$0.43 per unit for aggregate gross proceeds of C$4.4 million. Each unit consisted of one common share of the Company and one-half
of one transferable common share purchase warrant (a “Warrant””). Each whole Warrant will entitle the holder to acquire one additional common share of the Company at a price of C$0.60 per share for a period of 3 years. The Company paid a finder’s fee of C$86,000, equal to 5% of aggregate gross subscription proceeds received by the Company from purchasers introduced to the Company by the finder. The Company recognized net proceeds of C$4.3 million after deducting share issuance costs.

d)	Share options
The Company provides share-based compensation to its directors, officers, employees, and consultants through grants of share options.
The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company’s closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.
Under the Plan, an option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.
The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the share options. Since the Company has not paid and does not anticipate paying dividends on its common shares, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in profit or loss.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Share option transactions are summarized as follows:

	Number of share options (000’s)	Weighted average exercise price C$

Outstanding – December 31, 2019	9,945	0.43

Granted	1,905	0.51

Exercised	(782)	0.29

Cancelled	(358)	0.29

Forfeited/expired	(160)	0.31

Outstanding – December 31, 2020	10,550	0.46

Granted	1,220	0.77

Exercised	(1,595)	0.36

Cancelled	(775)	0.36

Outstanding – December 31, 2021	9,400	0.52

Granted	1,047	1.07

Exercised	(1,112)	0.52

Cancelled	(798)	0.53

Outstanding – December 31, 2022	8,537	0.59
At December 31, 2022, the following share options were outstanding:

Number of share options (000`s)	Number of share options vested (000’s)	Exercise price per share option C$	Expiry date

3,770	3,770	0.365 – 0.77	Feb – Dec 2023

1,545	1,545	0.365	Dec 2024

1,255	1,255	0.51	Dec 2025

920	920	0.77	Dec 2026

1,047	972	0.82 – 1.14	April - Nov 2027

8,537	8,462

December 31, 2022

Weighted average exercise price for exercisable options	C$0.54

Weighted average share price for options exercised	C$1.18

Weighted average years to expiry for exercisable share options	2.14 years
For the year ended December 31, 2022, the total share-based compensation charges relating to 1,047,000 options granted to officers, employees, directors and consultants was $0.4 million (2021 - $0.7 million; 2020 - $0.4 million).

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The weighted average fair value at date of grant for the options granted during the year ended December 31, 2022 was C$0.40 (2021 – C$0.37; 2020 – C$0.24). The following weighted average assumptions were used for the Black-Scholes valuation of share options granted:

	2022	2021	2020

Risk-free interest rate	3.32%	1.41%	0.41%

Expected life of options (years)	5.0	4.9	4.9

Expected volatility	54%	56%	56%

Expected dividend	0.00%	0.00%	0.00%

e)	Share purchase warrants
As part of the Company’s private placement on September 14, 2020, the Company issued 5,139,000 Warrants. Each Warrant entitles the holder to acquire one common share of the Company at a price of C$0.60 per share for a period of 3 years.
The fair value per Warrant issued during fiscal 2020 was determined to be C$0.12 using the following weighted average assumptions using the Black-Scholes option pricing model:

Share price	C$0.43
Risk-free interest rate	0.24%
Expected dividend	0.00%
Expected life	3 years
Expected volatility	56%
During fiscal 2022, share purchase warrants to purchase 4,115,354 common shares with an exercise price of C$0.55 were exercised resulting in gross proceeds of C$2.3 million being received by the Company. 586,803 share purchase warrants with an exercise price of C$0.55 expired on January 10, 2022.
During fiscal 2021, 4,562,578 warrants with an exercise price of C$0.55 and expiry dates of January 10, 2022 and January 12, 2022 were exercised and the Company received gross proceeds of C$2.5 million.
Share purchase warrant transactions are summarized as follows:

	Number of share purchase warrants	Weighted average exercise price C$

Outstanding – December 31, 2019	9,264,735	0.55

Issued	5,139,000	0.60

Outstanding – December 31, 2020	14,403,735	0.57

Exercised	(4,562,578)	0.55

Outstanding – December 31, 2021	9,841,157	0.58

Exercised Expired	(4,115,354) (586,803)	0.55 0.55

Outstanding – December 31, 2022	5,139,000	0.60
At December 31, 2022, the following Warrants were outstanding:

Number of share purchase warrants	Exercise price per share purchase warrant C$	Expiry date

5,139,000	0.60	September 13, 2023

f)	Deferred share units
DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s deferred share unit plan (the “DSU Plan”). DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At December 31, 2022, the following DSUs were outstanding:

Number of DSUs (000’s)

Outstanding – December 31, 2019	-

Granted	450

Outstanding – December 31, 2020	450

Granted	615

Outstanding – December 31, 2021	1,065

Granted	708

Redeemed	(220)

Outstanding – December 31, 2022	1,553
During the year ended December 31, 2022, the Company granted 708,000 DSUs to the Company’s directors and executives. The Company recorded share-based compensation of $0.6 million (2021 - $0.4 million, 2020 - $0.2 million) related to the DSUs granted in the year ended December 31, 2022. Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date. The DSUs granted in 2022 and 2021 vested immediately.
The fair value per DSU granted during fiscal 2022 was determined to be C$1.14 (2021 – C$0.77, 2020 – C$0.51) which is the share
price of the Company on the grant date.

11	Segmented information
The Company operates in one business segment being the exploration and evaluation of mineral property interests. The Company’s non-current
assets geographically are as follows:

	2022	2021

Canada
Property and equipment	$522	$127
Deposits and other	10	10
	$532	$137

Other
Property and equipment	$1	$1
Other assets	295	239
Deposits and other	2	2
	$298	$242
Other assets in the ‘Other’ category are related to the Company’s investment in the Entrée/Oyu Tolgoi JV Property in Mongolia (
Note
6).

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

12	Project expenditures

	2022	2021	2020
Mongolia	$ 496	$ 491	$ 206
Other	8	11	8
	$ 504	$ 502	$ 214

13	Income tax

	2022	2021	2020
Loss for the year before income taxes	$ (9,061)	$ (7,553)	$ (6,000)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax recovery	(2,447)	(2,039)	(1,620)

Permanent differences and other	1,521	(1,121)	551

Difference in foreign tax rates	272	24	84
Effect of change in future tax rates	-	-	-
Expiry of tax losses	402	-	-

Change in deferred tax assets not recognized	252	3,136	985
Total income tax recovery	$ -	$ -	$ -

	2022	2021	2020
Current income tax recovery	$ -	$ -	$ -
Deferred income tax expense	-	-	-
Total income taxes	$ -	$ -	$ -
The Company’s deferred income tax liability consisted of:

	2022	2021	2020

Deferred income tax assets:
Non-capital loss carryforward	$ 11,135	$ 11,594	$ 11,803

Resource expenditures	2,582	2,935	2,683

Equipment	131	280	278

Share issue and legal costs	9	14	26

Other	16,469	15,251	12,190

	30,326	30,074	26,980

Unrecognized tax assets	(30,326)	(30,074)	(26,939)
Net deferred income tax assets	-	-	41

Deferred income tax liabilities:
Foreign exchange on loan	-	-	(25)
Mineral property interests	-	-	(16)
Net deferred income tax liabilities	$ -	$ -	$ (41)

Net deferred income tax	$ -	$ -	$ -

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, exc ep
t per share amounts and where indicated)

Net deferred income tax	$ -	$ -	$ -
The Company has available for deduction against future taxable income non-capital losses of approximately $
40.7 million (202
1
: $40.8 million) in Canada, $1.2 million (202
1
: $5.7 million) in Mongolia and $0.1 million (202
1
: $0.1
 million) in Australia. These losses, if not utilized, will expire through 2042. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Deferred tax benefits which may arise as a result of these losses, resource expenditures, equipment, share issue and legal costs have not been recognized in these consolidated financial statements.

14	Financial instruments

a)	Fair value classification of financial instruments
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).
The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.
The carrying values of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.
The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2022 and 2021:

December 31, 2022	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$ -	$ 6,409	$ -	$ 6,409

Receivables	-	39	-	39

Deposits	-	12	-	12

Total financial assets	$ -	$ 6,460	$ -	$ 6,460

Financial liabilities

Accounts payable and accrued liabilities	$ -	$ -	$227	$ 227

Lease liabilities	-	-	549	549

Loan payable	-	-	11,139	11,139

Total financial liabilities	$ -	$ -	$ 11,915	$ 11,915

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

December 31, 2021	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$-	$7,090	$-	$7,090

Receivables	-	40	-	40

Deposits	-	12	-	12

Total financial assets	$-	$7,142	$-	$7,142

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$101	$101

Lease liabilities	-	-	99	99

Loan payable	-	-	10,262	10,262

Total financial liabilities	$-	$-	$10,462	$10,462

b)	Financial risk management

i)	Credit risk
The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.
The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts and investments with large, highly rated financial institutions.
The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.
The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

ii)	Liquidity risk
The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.
The Company’s operating results may vary due to fluctuation in commodity price, inflation, and foreign exchange rates.

iii)	Interest rate risk
The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates (Note 8). As at December 31, 2022, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.
As at December 31, 2022, the Company has not entered into any contracts to manage interest rate risk.

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

iv)	Foreign exchange risk
The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.
As at December 31, 2022, the Company has not entered into contracts to manage foreign exchange risk.
The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2022	December 31, 2021

Cash and cash equivalents	$6,409	$7,090

Accounts payable and accrued liabilities	(227)	(101)

	$6,182	$6,989
As at December 31, 2022, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an increase or decrease of approximately
$0.6 million to net loss for the year ended December 31, 2022.

15	Capital management
The Company considers items included in shareholders’ deficiency as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions. There are no external restrictions on management of capital and the Company did not change
its approach to capital management during the year.

16	Commitments and contingencies
As at December 31, 2022, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years

Lease commitments	$695	$130	$391	$174	$-
Under the terms of the Amended Sandstorm Agreement, the Company may be subject
to a contingent liability if certain events occur (Note 9).

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

17	Related party transactions
The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020

Directors’ fees	$202	$170	$157

Salaries and benefits	$855	$851	$681

Share-based compensation	$970	$719	$519
As of December 31, 2022, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million (December 31, 2021 - $0.03 million) due to the Company’s directors and key management personnel.
Upon a change of control of the Company, amounts totaling $1.4 million (December 31, 2021 - $1.2 million) will become payable to certain officers and management personnel of the
Company
.

18	Subsequent events
Subsequent to December 31, 2022, the following transaction occurred:

•	stock options to purchase 100,000 common shares with an exercise price of C$0.63 were exercised and the Company received gross proceeds of C$63,000 ; and

•	share purchase warrants to purchase 550,000 common shares with an exercise price of C$0.60 were exercised resulting in gross proceeds of C$330,000 being received by the Company.